NEWS RELEASE

Current Technology Ships to Indonesia

VANCOUVER, British Columbia, July 18, 2006/  The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology reports the shipment of the first two ElectroTrichoGenesis (“ETG”) Mark 1 devices to its sub-distributor PT. EHR Indonesia (“PT.EHR”) in Jakarta.  PT. EHR’s flagship location in Darmawangsa Square, a mall located in an upscale residential area of the capital city, is scheduled to open August 1, 2006 and is being modeled after Gromark Consumers Enterprise’s successful Camden Medical facility in Singapore.

PT. EHR’s Executive Director Alihan has been involved in the business of personal care and cosmetics for a number of years and is very familiar with the needs of Indonesian consumers regarding hair loss treatment.  Alihan states, “It is a market that we cannot afford to ignore.  Finding a solution to hair loss is like finding one of the holy grails of the personal care industry and ETG is it.”

PT. EHR’s plans to concentrate its activities in Jakarta during the first year and will expand to other cities thereafter.

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

NEWS RELEASE

Current Technology and Strategic Laser Update United States Initiative

VANCOUVER, British Columbia, July 17, 2006 –The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Strategic Laser & MedSpa, LLC (“Strategic Laser”) has requested, and Current Technology Corporation  (the “Company”) has granted, an extension of the interim sales agreement (the “Agreement”) to August 15, 2006.  The Agreement provides for the placement on a revenue sharing basis of the Company’s proprietary TrichoGenesis platform products in the United States.  “We are absolutely committed to completion of formal documentation and placement of the initial order as quickly as possible,” states Strategic Laser CEO Jason Olcese.  “Customer responses to CosmeticTrichoGenesis (“CTG”) sessions have been uniformly enthusiastic and we are convinced CTG is an essential and exciting revenue enhancement tool for the salon, spa and fitness sectors.”

“During the past months, working diligently on researching and monitoring the needs of our current customer base, we have successfully completed our test phase. During the test phase we have developed a robust marketing plan in preparation for commencement of operations in the United States,” continues Olcese.  “Following the successful completion of our test phase, we have relocated the two CTG units and are focussing our efforts on the next phase with previously identified multiple-unit beauty, spa and fitness facilities to prepare for the national launch in the United States.”

 “We believe Strategic Laser’s positive hands on experience with CTG and expected media coverage set the stage for rapid market penetration of the dynamic beauty, spa and fitness sectors in the United States,” states Company CEO Robert Kramer.  “When combined with Strategic Laser’s board appointments including Pizza Hut co-founder Frank L. Carney and Security Pacific National Bank retired senior executive James F. Lewin, we further believe success is inevitable.”

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition.  When used in the news release the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contains such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Company’s control;  therefore, future events may vary substantially from what the Company’s currently foresees.  You should not place undue reliance on such forward-looking statements.

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100